Exhibit (a)(8)

STOCK OPTION AMENDMENT

AND

CASH PAYMENT AGREEMENT

THIS AGREEMENT made between EMCORE Corporation (the “Company”) and you (the “Optionee”) shall be effective on the date of the Company’s acceptance of your intended options for amendment pursuant to the Offer to Amend Eligible Options (the “Offer”) and will constitute a binding agreement between the Company and you upon the terms and subject to the conditions of the Offer.

WHEREAS, the Company previously granted to the Optionee the options identified on attached Schedule I (the “Eligible Options”) to purchase shares of the Company’s common stock under the Company’s  2000 Incentive  Stock Option Plan, as amended and restated (the “Plan”).

WHEREAS, the Company and the Optionee entered into a formal Stock Option Agreement (the “Option Agreement”) evidencing each such Eligible Option.

WHEREAS, in order to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, the Optionee desires to amend each of the unexercised Eligible Options to increase the exercise price per share to the higher exercise price per share indicated on Schedule I.

WHEREAS, in order to compensate the Optionee for the increased exercise price, the Company is willing to make to the Optionee a special cash payment in a dollar amount equal to the aggregate increase in the exercise prices for the Eligible Options listed on Schedule I.

NOW THEREFORE, the parties hereby agree as follows:

1. Increased Exercise Price.  The exercise price per share set forth in the Option Agreement for each of the Eligible Options listed on Schedule I is hereby increased, with respect to the unexercised portion of that Eligible Option, to the higher exercise price per share set forth for that Eligible Option on Schedule I.

2. Cash Payment.

2.1 Subject to the terms of the Offer, the Company will make a special cash payment to the Optionee with respect to each Eligible Option.

2.2 The amount of the cash payment payable with respect to each Eligible Option that is amended to increase the exercise price will be determined by multiplying (a) the amount by which the adjusted exercise price exceeds the exercise price per share currently in effect for that Eligible Option by (2) the number of shares of the Company’s common stock purchasable under that Eligible Option at the adjusted exercise price.

2.3 The cash payment will be paid on the first regular payroll date after January 1, 2009.

2.4 The payment, when made, will be subject to all applicable withholding taxes required to be withheld by the Company.

3. Entire Agreement.  This Agreement, together with the Option Agreements (to the extent not expressly amended hereby) and the Plan, represents the entire agreement of the parties with respect to the Eligible Options and the special cash payment and supersedes any and all previous contracts, arrangements or understandings between the parties with respect to such Eligible Options and the special cash payment.  This Agreement may be amended at any time only by means of a writing signed by the Optionee and an authorized officer of the Company.

4. Continuation of Option Agreements.  Except for the foregoing increases to the exercise prices per share for the unexercised portion of the Eligible Options, no other terms or provisions of the Option Agreements for such Eligible Options or the applicable Plan have been modified as a result of this Agreement, and those terms and provisions shall continue in full force and effect.

IN WITNESS WHEREOF, this instrument is executed as of __________________, 2008.

OPTIONEE	EMCORE CORPORATION
Signature	By

Print Name	Title

SCHEDULE I

AMENDED ELIGIBLE OPTION AND SPECIAL CASH PAYMENT

Original Grant Date	Total Number of Shares Underlying Options	Exercise Price Per Share Prior to Amendment	Adjusted Exercise Price Per Share Following Amendment	Special Cash Payment Subject to Terms of Offer
		$	$	$
		$	$	$